SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)*

                             John Wiley & Sons, Inc.
                                 (Name of Issuer)

                 Class A Common Stock, Par Value $1.00 Per Share
                          (Title of Class of Securities)

                                    968223206
                                  (Cusip Number)

                                W. Robert Cotham
                           201 Main Street, Suite 2600
                             Fort Worth, Texas 76102
                                 (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 8, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 6,735,128 shares, which constitutes approximately 13.5% of the 49,827,993 shares deemed outstanding pursuant to Rule 13d-3(d)(1). Unless otherwise stated herein, all other ownership percentages set forth herein assume that there are 49,818,393 shares outstanding.

1.   Name of Reporting Person:

     The Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /
3.   SEC Use Only

4.   Source of Funds: 00 - Trust Funds

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 2,751,464 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,751,464 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     2,751,464

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 5.5%

14.  Type of Reporting Person: 00 - Trust
----------
(1)  Power is exercised through its sole trustee, Perry R. Bass.

1.   Name of Reporting Person:

     Lee M. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /
3.   SEC Use Only

4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 2,751,464
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,751,464
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     2,751,464

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 5.5%

14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     Portfolio I Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: OO-Partnership Contributions

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Delaware

               7.   Sole Voting Power: 1,109,400 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,109,400 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,117,400 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 2.2% (3)

14.  Type of Reporting Person: PN
----------
(1) Power is exercised through its sole general partner, Portfolio Associates, Inc.
(2) Assumes the conversion of 8,000 shares of the Issuer's Class B Common Stock into 8,000 shares of the Stock.
(3)  Assumes,  pursuant  to Rule 13d-3(d)(1)(i) under the Act,  that  there  are
     49,826,393        shares       of       the       Stock        outstanding.

1.   Name of Reporting Person:

     Barbnet Investment Co. (formerly known as Thomas M. Taylor &
        Co.)

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: Working Capital

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 36,400 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 36,400 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     36,400

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%

14.  Type of Reporting Person: CO

----------
(1)  Power is exercised through its President and sole Director,      William P.
Hallman, Jr.

1.   Name of Reporting Person:

     William P. Hallman, Jr.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /
3.   SEC Use Only

4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 1,169,800 (1)(2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,169,800 (1)(2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     1,179,400 (1)(2)(3)(4)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 2.4% (5)

14.  Type of Reporting Person: IN
----------
(1) Solely in his capacity as President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PII, with respect to 1,109,400 shares of the Stock.
(2) Solely in his capacity as President and sole Director of Barbnet Investment Co., with respect to 36,400 shares of the Stock.
(3) Assumes the conversion of 1,600 shares of the Issuer's Class B Common Stock held by Mr. Hallman into 1,600 shares of the Stock.
(4) Assumes the conversion of 8,000 shares of the Issuer's Class B Common Stock held by Portfolio I Investors into 8,000 shares of the Stock.
(5) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 49,827,993 shares of the Stock outstanding.

1.   Name of Reporting Person:

     Peter Sterling

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /
3.   SEC Use Only

4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 32,000
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 32,000
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     32,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%

14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     John L. Marion, Jr.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 8,800
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 8,800
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     8,800

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%

14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     A. A. Butler

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 8,000
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 8,000
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     8,000
12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%

14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     Thomas W. Briggs

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 4,000
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 4,000
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     4,000
12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%

14.  Type of Reporting Person: IN

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated October 1, 1993, as amended by Amendment No. 1 dated December 16, 1993, Amendment No. 2 dated February 17, 1994, Amendment No. 3 dated February 28, 1994, Amendment No. 4 dated March 7, 1994, Amendment No. 5 dated March 29, 1994, Amendment No. 6 dated April 5, 1994, Amendment No. 7 dated April 20, 1994, Amendment No. 8 dated July 11, 1994, Amendment No. 9 dated December 5, 1994, Amendment No. 10 dated March 22, 1999, and Amendment No. 11 dated July 29, 1999 ("Schedule 13D"), relating to the Class A Common Stock, par value $1.00 per share (the "Stock"), of John Wiley & Sons, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.   IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated in its entirety as follows:

     (a)

     Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13d Statement on behalf of The Bass Management Trust, a revocable grantor trust established pursuant to the Texas Trust Act ("BMT"), Lee M. Bass ("LMB"), Portfolio I Investors, L.P., a Delaware limited partnership ("PII"), Barbnet Investment Co., a Texas corporation formerly known as Thomas M. Taylor & Co. ("Barbnet"), William P. Hallman, Jr. ("WPH"), Peter Sterling ("Sterling"), John L. Marion, Jr. ("Marion"), A.A. Butler ("Butler"), Thomas W. Briggs ("Briggs") (collectively, the "Reporting Persons"). Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"):
Perry R. Bass ("PRB"), Nancy L. Bass ("NLB"), Portfolio Associates, Inc., a Delaware corporation ("PA"), Trinity I Fund, L.P., a Delaware limited partnership ("TIF"), TF Investors, L.P., a Delaware limited partnership ("TFI"), Trinity Capital Management, Inc., a Delaware corporation ("TCM"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons." The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

     (b)-(c)

     BMT

     BMT is a revocable grantor trust established pursuant to the Texas Trust Act. The principal business address of BMT, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to PRB, one of the Trustors and the sole Trustee of BMT, and NLB, the other Trustor of BMT, is set forth below.

     PRB

     PRB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as President of Perry R. Bass, Inc. ("PRB, Inc.").

     PRB, Inc. is a Texas corporation, the principal businesses of which are ranching and the exploration for and production of hydrocarbons. The principal business address of PRB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     NLB

     NLB's residence address is 45 Westover Road, Fort Worth, Texas 76107, and she is not presently employed. NLB is the other Trustor of BMT.

     LMB

     LMB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as President of Lee M. Bass, Inc. ("LMB, Inc.").

     LMB, Inc. is a Texas corporation. LMB, Inc.'s principal businesses are the ownership and operation of oil and gas properties (through BEPCO), the ownership and operation of gas processing plants and carbon black plants (through various partnerships), farming and ranching, investing in marketable securities and real estate investment and development. The principal business address of LMB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     TIF

       TIF is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of TIF, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to TFI, the sole general partner of TIF, is set forth below.

     TFI

     TFI is a Delaware limited partnership, the principal business of which is serving as the sole general partner of TIF. The principal business address of TFI, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to TCM, the sole general partner of TFI, is set forth below.

     TCM

     TCM is a Delaware corporation, the principal business of which is serving as the sole general partner of TFI. The principal business address of TCM, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of TCM are as follows:


                      RESIDENCE OR           PRINCIPAL OCCUPATION
     NAME            BUSINESS ADDRESS           OR EMPLOYMENT

William P. Hallman,  201 Main Street         Director and Share-
Jr.                  Suite 2500               holder of Kelly,
                     Fort Worth, Texas        Hart and Hallman,
                     76102                    P.C. ("KHH")

W. R. Cotham         201 Main Street         Vice President/
                     Suite 2600               Controller of
                     Fort Worth, Texas        Bass Enterprises
                     76102                    Production Co.
                                              ("BEPCO")

      KHH is a law firm whose business address is 201 Main Street, Suite 2500, Fort Worth, Texas 76102.

     BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     PII

     PII is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of PII, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to PA, the sole general partner of PII, is set forth below.

     PA

     PA is a Delaware corporation, the principal business of which is serving as the sole general partner of PII and other affiliated limited partnerships. The principal business address of PA, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person (in addition to TIF) of PA are as follows:

                    RESIDENCE OR             PRINCIPAL OCCUPATION
NAME                BUSINESS ADDRESS            OR EMPLOYMENT

William P. Hallman, See answers above.       See answers above.
Jr.

W. R. Cotham        See answers above.       See answers above.

     BARBNET

     Barbnet is a Texas corporation, the principal business of which is the rendering of investment consulting services to third parties. The principal business address of Barbnet, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

     WPH

     See answers above.

     STERLING

     Sterling's principal occupation or employment is serving as the Chief Financial Officer of Sid R. Bass, Inc. and LMB, Inc. Sterling's business address is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

     MARION

     Marion's  principal occupation or employment is serving as an executive  of
McVeigh  &  Co.,  L.P.   Marion's business address is 115  East  Putnam  Avenue,
Greenwich, Connecticut 06830.

     BUTLER

     Butler's principal occupation or employment is serving as Vice President and Chief Administrative Officer of Barbnet. Butler's business address is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

     BRIGGS

     Briggs' principal occupation or employment is serving as a director of KHH. Briggs' business address is 201 Main Street, Suite 2500, Fort Worth, Texas 76102.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 hereby is amended in its entirety to read as follows:

     The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON     SOURCE OF FUNDS        AMOUNT OF FUNDS

     BMT             Trust Funds(1)         $12,742,981.36

     LMB             Personal Funds(2)      $12,742,981.36

     PII             Other (3)              $16,430,851.33

     BARBNET         Working Capital(4)     $   268,677.50

     WPH             Personal Funds(2)      $   138,000.00

     STERLING        Personal Funds(2)      $   173,000.00

     MARION          Personal Funds(2)      $    47,575.00

     BUTLER          Personal Funds(2)      $    43,250.00

     BRIGGS          Personal Funds(2)      $    21,625.00

     (1) As used herein, the term "Trust Funds" includes income from the various investments of the trust plus sums borrowed from banks and brokerage firm margin accounts for general purposes. None of the funds reported herein as "Trust Funds" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (2) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (3) Contributions from partners.

     (4) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended in its entirety to read as follows:

     (a)

Reporting Persons

     BMT

     The aggregate number of shares of the Stock that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,751,464, which constitutes approximately 5.5% of the outstanding shares of the Stock.

     LMB

     The aggregate number of shares of the Stock that LMB owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,751,464, which constitutes approximately 5.5% of the outstanding shares of the Stock.

     PII

     The aggregate number of shares of the Stock that PII owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,117,400, which constitutes approximately 2.2% of the 49,826,393 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

     BARBNET

     The aggregate number of shares of the Stock that Barbnet owns beneficially, pursuant to Rule 13d-3 of the Act, is 36,400, which constitutes less than 0.1% of the outstanding shares of the Stock.

     WPH

     Because of his positions as (i) President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PII, (ii) President and sole stockholder of Barbnet, and because of his individual ownership of 24,000 shares of the Stock WPH may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,179,400 shares of the Stock in the aggregate, which constitutes approximately 2.4% of the 49,827,993 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

     STERLING

     The   aggregate   number  of  shares  of  the  Stock  that  Sterling   owns
beneficially, pursuant to Rule 13d-3 of the Act, is 32,000, which constitutes less than 0.1% of the outstanding shares of the Stock.

     MARION

     The aggregate number of shares of the Stock that Marion owns beneficially, pursuant to Rule 13d-3 of the Act, is 8,800, which constitutes less than 0.1% of the outstanding shares of the Stock.

     BUTLER

     The aggregate number of shares of the Stock that Butler owns beneficially, pursuant to Rule 13d-3 of the Act, is 8,000, which constitutes less than 0.1% of the outstanding shares of the Stock.

     BRIGGS

The aggregate number of shares of the Stock that Briggs owns beneficially, pursuant to Rule 13d-3 of the Act, is 4,000, which constitutes less than 0.1% of the outstanding shares of the Stock.

Controlling Persons

     PRB

     Because of his positions as Trustee and as a Trustor of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,751,464 shares of the Stock, which constitutes approximately 5.5% of the outstanding shares of the Stock.

     NLB

     Because of her position as a Trustor of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,751,464 shares of the Stock, which constitutes approximately 5.5% of the outstanding shares of the Stock.

     TIF

     Because of its position as the sole stockholder of PA, which is the sole general partner of PII, TIF may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,117,400 shares of the Stock, which constitutes approximately 2.2% of the 49,826,393 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

     TFI

     Because of its position as the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PII, TFI may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,117,400 shares of the Stock, which constitutes approximately 2.2% of the 49,826,393 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

     TCM

     Because of its position as the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PII, TCM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,117,400 shares of the Stock, which constitutes approximately 2.2% of the 49,826,393 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

     PA

     Because of its position as the sole general partner of PII, PA may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,117,400 shares of the Stock, which constitutes approximately 2.2% of the 49,826,393 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

     To the best of the knowledge of each of the Reporting Persons, other than is set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (b)

Reporting Persons

     BMT

     Acting through its Trustee, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,751,464 shares of the Stock.

     LMB

     LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,751,464 shares of the Stock.

     PII

     Acting through its sole general partner, PII has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,109,400 shares of the Stock.

     BARBNET

     Acting through its President and sole Director, Barbnet has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 36,400 shares of the Stock.

     WPH

     Acting in his individual capacity WPH has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 24,000 shares of the Stock. In addition, in his capacity as President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PII, WPH has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,109,400 shares of the Stock. Also, in his capacity as President and sole stockholder of Barbnet, Hallman has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 36,400 shares of the Stock.

     STERLING

     Sterling has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 32,000 shares of the Stock.

     MARION

     Marion has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 8,800 shares of the Stock.

     BUTLER

     Butler has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 8,000 shares of the Stock.

     BRIGGS

     Briggs has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,000 shares of the Stock.

Controlling Persons

     PRB

     In his capacity as Trustee of BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,751,464 shares of the Stock.

     NLB

     NLB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

     TIF

     As the sole stockholder of PA, which is the sole general partner of PII, TIF has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,109,400 shares of the Stock.

     TFI

     As the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PII, TFI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,109,400 shares of the Stock.

     TCM

     As the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PII, TCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,109,400 shares of the Stock.

     PA

     As the sole general partner of PII, PA has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,109,400 shares of the Stock.

     (c) On September 7, 1999, PII purchased 15,000 shares of the Stock in an over-the-counter transaction on NASDAQ at a price per share of $15.87.

     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Stock in the past 60 days.

     (d) - (e)  No material change.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and restated in its entirety as follows:

     Exhibit 99.1 --   Agreement  pursuant to Rule 13d-1(k)(1) (iii), previously
                       filed.

     Exhibit 99.2 --    Letter  to the President and Chief Executive Officer  of
                        the Issuer, previously filed.

     Exhibit 99.3 --    Letter  to the President and Chief Executive Officer  of
                        the Issuer, previously filed.

     Exhibit 99.4 --    Press Release issued by the Issuer, previously filed.

     Exhibit 99.5 --    Power of Attorney of A. A. Butler, previously filed.

     Exhibit 99.6 --    Power of Attorney of John Pound, previously filed.

     Exhibit 99.7 --   Agreement   pursuant   to   Rule   13d-1(k)(1)     (iii),
                       previously filed.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: October 20, 1999



                            /s/ W. R. Cotham
                            W. R. Cotham,
                            Attorney-in-Fact for:

                                  THE BASS MANAGEMENT TRUST (1)
                                  LEE M. BASS (2)
                                  WILLIAM P. HALLMAN, JR.(3)
                                  PETER STERLING (4)
                                  JOHN L. MARION, JR. (5)
                                  A. A. BUTLER (6)
                                  THOMAS W. BRIGGS (7)




                            PORTFOLIO I INVESTORS, L.P.,
                            a Delaware limited partnership

                            By: PORTFOLIO ASSOCIATES, INC.,
                                a Delaware corporation,
                                   General Partner



                            By: /s/ W. R. Cotham
                                W. R. Cotham, Vice President


                            BARBNET INVESTMENT CO.,
                             a Texas corporation

                            By:  /s/ W. R. Cotham
                                  W. R. Cotham,
                                  Vice President


(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of William P. Hallman, Jr. previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing W. R. Cotham, et. al., to act on behalf of Peter Sterling previously has been filed with the Securities and Exchange Commission.

(5) A Power of Attorney authorizing W. R. Cotham, et. al., to act on behalf of John L. Marion, Jr. previously has been filed with the Securities and Exchange Commission.

 (6)  A Power of Attorney authorizing W. R. Cotham, et. al., to act on behalf of
   A. A. Butler is being filed herewith.

(7) A Power of Attorney authorizing W. R. Cotham, et. al., to act on behalf of Thomas W. Briggs previously has been filed with the Securities and Exchange Commission.

                                  EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

    Exhibit 99.1 --   Agreement   pursuant   to   Rule   13d-1(k)(1)(iii),
                      previously filed.

    Exhibit 99.2 --   Letter  to the President and Chief Executive Officer
                      of the Issuer, previously filed.

    Exhibit 99.3 --   Letter  to the President and Chief Executive Officer
                      of the Issuer, previously filed.

    Exhibit 99.4 --   Press  Release  issued  by  the  Issuer,  previously
                      filed.

    Exhibit 99.5 --   Power of Attorney of A. A. Butler, previously filed.

    Exhibit 99.6 --   Power of Attorney of John Pound, previously filed.

    Exhibit 99.7 --   Agreement   pursuant  to  Rule  13d-1(k)(1)   (iii),
                      previously filed.